                                    OppenheimerFunds, Inc.
                                  Two World Financial Center
                                225 Liberty Street, 16th Floor
                                 New York, New York 10281-1008

July 25, 2006

Via Electronic Transmission
Vincent J. DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

         Re:      Oppenheimer Champion Income Fund
                  33-16494 and 811-5281

Dear Mr. DiStefano:

     We have  reviewed your comment on the  registration  statement on Form N-1A filed with the Commission on July 20, 2006 for Oppenheimer  Champion Income Fund
(the  "Registration  Statement").  For your  convenience,  we have included your comment in italics,  followed by our response. The caption used below correspond to the caption the Fund uses in the  Registration  Statement  and defined  terms have the meanings defined therein.

STATEMENT OF ADDITIONAL INFORMATION

Other Investment Restrictions

     SEC Comment: Please clarify whether the Fund may concentrate 25% or more of its investments in any group of industries.

     Response:  The  paragraph  discussing  the  Fund's  policy  with  regard to industry  concentration has been revised to add the underlined language below to indicate  that the Fund may invest in a "group of  industries"  consistent  with
Section 8(b)(1)(E) of the Investment Company Act:

     The Fund cannot invest 25% or more of its total assets in any one industry.
That  limit  does not  apply to  securities  issued  or  guaranteed  by the U.S.
government or its agencies and instrumentalities.  Under this policy,  utilities are divided  into  "industries"  according  to the  services  they  provide (for example,  gas,  gas  transmission,  electric  and  telephone  utilities  will be considered to be in separate industries). The Fund can invest more than 25% in a group of industries.

     The  Fund  will  file a  definitive  Statement  of  Additional  Information reflecting  this  change  under  Rule 497  after  the  Commission  declares  the
Registration  Statement effective.  The undersigned hereby acknowledges that (i)
should the  Commission  or the staff,  acting  pursuant to delegated  authority, declare the filing  effective,  it does not foreclose the Commission from taking any action with respect to the filing;  (ii) the action of the Commission or the
staff,  acting  pursuant  to  delegated  authority,   in  declaring  the  filing
effective,  does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;  and (iii) the Registrant may not  assert  this  action as  defense  in any  proceeding  initiated  by the
Commission or any person under the federal securities laws of the United States.

     Please direct any  questions  you may have  regarding the amendment or this letter to the undersigned at 212-323-0310.

                                                     Sincerely,

                                                     /s/ Taylor V. Edwards
                                                     Taylor V. Edwards
                                                     Assistant Vice President
                                                     and Assistant Counsel

cc:    Allan Adams, Esq.
       Phillip S. Gillespie, Esq.
       Nancy S. Vann, Esq.
       Taylor V. Edwards, Esq.
       Gloria LaFond
       Michael Keogh
       Billy Hawkins, Esq.
       Robert G. Zack, Esq.